

Mail Stop 3720

September 2, 2010

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9399832
Mr. Doron Turgeman
Chief Financial Officer
B Communications Ltd.
2 Dov Friedman Street
 Ramat Gan 52503, Israel

> **RE:**   **B Communications Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2010**
> **File No. 1-33773**

Dear Mr. Turgeman:

   We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Finance Income, page 29
Investing Activities, page 36

1. As disclosed, finance income increased from NIS 8 million for the year ended December 31, 2008 to NIS 85 million for the year ended December 31, 2009 due primarily to the increase in the market value of your securities and also to the profit from the sale of marketable securities. Please expand your disclosures to further describe the nature of particular investments, transactions and conditions that enabled you generate a significant return in a difficult economic environment for financial markets.

Consolidated Statements of Financial Position, pages F-4, F-5

2. Please tell us the significance of the "June 30, 2010 date of approval" by the Chief Executive Officer and Chief Financial Officer who held their respective positions until January 31, 2010.

Consolidated Statements of Income, page F-5
Consolidated Statements of Comprehensive Income, page F-6
Consolidated Statements of Cash Flows, pages F-8 and F-9

3. Please tell us how you complied with the disclosure and reporting requirements for discontinued operations as set forth in paragraphs 33 and 34 of IFRS 5.

4. Please tell us where the Nortel settlement is reported in the financial statements.

Note 30A – Subsequent Events, page F-71

5. We note that on April 14, 2010, you completed the acquisition of 30.44% of Bezeq's outstanding shares. As you indicated on page 25, you began consolidating Bezeq's financial results into your financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in your 2010 second quarter earnings release. In this regard,
   - We note that you control 53.8% of Bezeq's Board of Directors (7 of the total 13 directors). Please confirm to us that the board of directors controls Bezeq. Tell us how the control was obtained based on your 30.44% equity interest and how such control is maintained. We note your phantom stock option agreements with your lenders and the control permit requires parties to the control permit to maintain a 30% interest in Bezeq.
   - Provide us your basis for the allocation of the purchase price and your basis of measurement for the noncontrolling interest. Include in your response how you are accounting for the phantom stock option agreement and the basis for the accounting.
   Refer to the pertinent provisions of IFRS 3.

6. Please provide the disclosures required under applicable subparagraphs B64 and B66 of IFRS 3 for the Bezeq acquisition. Refer to paragraphs 59 and 60 of IFRS 3.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters

greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director